SUB-ITEM 77C

Submission of matters to a vote of security holders

Special meetings of the shareholders of the funds were held June 16, 2010 and June 30, 2010, to vote on the following proposals. The proposals received the required number of votes of American Century
Government Income Trust, or the applicable fund, and were adopted.
A summary of voting results is listed below the proposals.

Proposal: To elect one Director to the Board of Trustees
Frederick L.A. Grauer

Affirmative:  6,878,868,574.89
Against:  268,743,464.74
Abstain:     0
Broker Non-Votes:    0

Previously elected Trustees whose term of office continued after the meeting include: John Freidenrich, Ronald J. Gilson, Peter F. Pervere,
Myron S. Scholes, John B. Shoven and Jonathan S. Thomas

Proposal: To approve a management agreement with American Century
Investment Management, Inc.
     Capital Preservation
Affirmative  1,685,824,211.59
Against   38,130,570.70
Abstain   84,101,900.63
Broker Non-votes 119,834,926.24

   Ginnie Mae   Ginnie Mae
   Investor Class, A Class and   Institutional Class
   R Class
Affirmative  980,969,040.76   10,203,848.82
Against   15,247,723.98   0
Abstain   34,170,595.58   0
Broker Non-votes 133,533,129.35   0

   Government Bond Investor Class, A Class and C Class
Affirmative  635,725,578.44
Against   9,605,770.94
Abstain   18,289,519.74
Broker Non-votes 131,599,462.16

   Inflation-Adjusted Bond  Inflation-Adjusted Bond
   Investor Class and A Class   Institutional Class
Affirmative  1,461,796,391.78  292,953,381.81
Against   33,663,915.36   5,209,440.56
Abstain   51,400,779.17   3,086,947.80
Broker Non-votes 503,313,384.93   5,336,893.66

          Short-Term Government Investor Class, A Class and C Class
Affirmative  708,791,649.94
Against   5,985,587.88
Abstain   13,761,543.08
Broker Non-votes 166,755,266.83